UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

January  2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated January 12, 2005

DESCRIPTION:

Queenstake Reports 2004 Production and Presents Plans for 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  January 17, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.         Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.         Date of Material Change

January 17, 2005

3.         News Release

The date and place(s) of issuance of the news release are as follows:

January 12, 2005

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.         Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company" or “Queenstake”) reports gold production at its 100% owned Jerritt Canyon Mine totalled 60,383 ounces during the fourth quarter of 2004 and 243,333 ounces for the full year.  Queenstake’s production plan for 2005 is expected to total just under 275,000 ounces of gold.

5.         Full Description of Material Change

Queenstake reports that gold production at its 100% owned Jerritt Canyon Mine totaled 60,383 ounces during the fourth quarter of 2004; this was 19% below expectations.  Reasons for the shortfall included mechanical problems with both mining and mill equipment together with continued, though less severe than earlier in 2004, stope scheduling issues.  Weather was not a significant issue during the quarter.  Gold production for the full year totaled 243,333 ounces.

Queenstake’s production plan for 2005 calls for projected production from underground sources of 1.14 million tons of ore at an expected average grade of 0.260 ounces per ton (opt) which will be mixed with 300,000 tons of low grade stockpile material to achieve a mill head grade of 0.217 opt, comparable to that achieved in 2004.  Resulting production is expected to total just under 275,000 ounces of which approximately 45% is expected to be produced in the first half of the year and approximately 55% in the second half.  The Company’s 2005 plans include the continuing development of the Mahala orebody and the new Steer Mine.

Engineering and geology staff at Jerritt Canyon are currently incorporating drill results from the Company’s significant 2004 exploration programs into an end-of-year reserve estimate, the results of which will be reviewed by independent consultants and will be available in early February.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

Not Applicable

8.         Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John F. (Jack) Engele, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.         Date of Report

DATED at Denver, Colorado, this 17th day of January 2005.